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Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

March 10, 2017

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

 FAIRFAX FINANCIAL HOLDINGS LIMITED — 2016 ANNUAL INFORMATION FORM

TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE

	Page Reference
	Annual Information Form	2016 Annual Report(1)	Management Proxy Circular(2)
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS	5	2-3, 39-113, 115-187
GENERAL DEVELOPMENT OF THE BUSINESS	6	4-27, 71-76, 82-87
RISK FACTORS	6	87-104, 175-184
DIVIDENDS	6
CAPITAL STRUCTURE	7
MARKET FOR SECURITIES	10
DIRECTORS AND OFFICERS	15
LEGAL PROCEEDINGS	17	79-80
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17
TRANSFER AGENTS AND REGISTRARS	17
MATERIAL CONTRACTS	17
INTERESTS OF EXPERTS	17
AUDIT COMMITTEE	18		19
ADDITIONAL INFORMATION	19

(1)
Incorporated by reference from the Fairfax Financial Holdings Limited 2016 Annual Report (the "2016 Annual Report").

(2)
Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 10, 2017 (the "Management Proxy Circular").

        Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2016. As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form are reported in U.S. dollars unless otherwise noted.

        Copies of this Annual Information Form, as well as copies of the 2016 Annual Report and the Management Proxy Circular (parts of which are incorporated herein by reference), may be obtained from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR at www.sedar.com. See "Additional Information".

CORPORATE STRUCTURE

Name, Address and Incorporation

        Fairfax Financial Holdings Limited ("Fairfax") is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and investment management. Fairfax was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

Intercorporate Relationships

        The following is a list of our principal subsidiaries. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned, directly or through another subsidiary, as of December 31, 2016 unless otherwise noted.

Name	Jurisdiction of Incorporation
Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Federated Insurance Company of Canada Limited	Canada
Northbridge General Insurance Corporation	Canada
Northbridge Personal Insurance Corporation	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
Hartville Group, Inc.	Nevada
First Mercury Insurance Company	Delaware
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Zenith National Insurance Corp.	Delaware
Zenith Insurance Company	California
Asian insurance and reinsurance subsidiaries
First Capital Insurance Limited (97.70% owned)	Singapore
Falcon Insurance Company (Hong Kong) Limited.	Hong Kong
PT. Fairfax Insurance Indonesia (80.00% owned)	Indonesia
PT Asuransi Multi Artha Guna Tbk (80.00% owned)	Indonesia
The Pacific Insurance Berhad (85.00% owned)	Malaysia
Union Assurance General Limited (78.00% owned)	Sri Lanka
Other insurance subsidiaries
Fairfax Brasil Seguros Corporativos S.A.	Brazil
Bryte Africa Group Limited	South Africa

Name	Jurisdiction of Incorporation
Reinsurance and insurance subsidiaries
Odyssey Re Holdings Corp.	Delaware
Odyssey Reinsurance Company	Connecticut
Hudson Insurance Company	Delaware
Brit Limited (72.51% owned)	England and Wales
Brit Insurance Holdings Limited	England and Wales
Brit Insurance (Gibraltar) PCC Limited	Gibraltar
Brit Syndicates Limited	England and Wales
Colonnade Insurance S.A.	Luxembourg
Advent Capital (Holdings) Ltd.	England and Wales
Pethealth Inc.	Canada
Polskie Towarzystwo Reasekuracji SA	Poland
CRC Reinsurance Limited	Barbados
Wentworth Insurance Company Ltd.	Barbados
Runoff subsidiaries
TIG Insurance Company	California
RiverStone Insurance Limited	United Kingdom
RiverStone Insurance (UK) Limited	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Other non-insurance and non-reinsurance subsidiaries
Boat Rocker Media Inc. (58.21% owned)	Ontario
Cara Operations Limited(a)	Ontario
Fairfax Africa Holdings Corporation(b)	Canada
Fairfax India Holdings Corporation(c)	Canada
National Collateral Management Services Limited (88.07% owned)	India
FAIRVentures Inc.	Canada
Golf Town Limited	Canada
Keg Restaurants Ltd. (51.00% owned)	Ontario
Praktiker Hellas Commercial Societe Anonyme	Greece
8600945 Canada Inc. (65.00% owned)	Canada
Rouge Media Group Inc	Canada
Rouge Media, Inc	Delaware
Sporting Life Inc. (75.00% owned)	Ontario
Tommy & Lefebvre Inc.	Ontario
Thomas Cook (India) Limited (67.68% owned)	India
Sterling Holiday Resorts Limited	India
Quess Corp Limited (62.17% owned)	India
MFXchange Holdings Inc	Ontario
William Ashley China Corporation	Canada

(a)
The multiple voting shares of Cara Operations Limited ("Cara") held by Fairfax represent approximately 56.58% of the voting rights and 38.88% of the equity interest in Cara.

(b)
The multiple voting shares of Fairfax Africa Holdings Corporation ("Fairfax Africa") held by Fairfax represent approximately 98.82% of the voting rights and 64.47% of the equity interest in Fairfax Africa. This information is current as of March 2, 2017, the date of the closing of the exercise of the over-allotment option of the initial public offering of subordinate voting shares, of Fairfax Africa.

(c)
The multiple voting shares of Fairfax India Holdings Corporation ("Fairfax India") held by Fairfax represent approximately 95.30% of the voting rights and 29.36% of the equity interest in Fairfax India.

(d)
Fairfax, through a holding company, owns 100% of the voting rights and 60% of the economic interest in Golf Town Limited.

DESCRIPTION OF THE BUSINESS

Overview

        Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and investment management. Fairfax's corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis.

        The financial performance of a property and casualty company is determined by two principal factors: (i) the operating results of the insurance operations, which is determined by the level of premiums collected in relation to claims and operating costs, and (ii) the returns generated by the investment portfolios of the insurers.

        Our insurance and reinsurance companies operate on a decentralized basis, with autonomous management teams applying a focused underwriting strategy to their markets. Our subsidiaries provide a full range of property and casualty products, maintaining a diversified portfolio of risks across all classes of business, geographic regions, and types of insureds.

        Our investments are centrally managed for all the Fairfax group of companies by Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly-owned subsidiary of Fairfax. Hamblin Watsa emphasizes a conservative value investment philosophy, seeking to invest assets on a total return basis, which includes realized and unrealized gains over the long-term.

        Since 2011, we have acquired companies that are in industries other than insurance and re-insurance where the companies met our investment criteria. Such companies are run on a decentralized basis with autonomous management and represent a small portion of Fairfax's consolidated operations.

        For a full description of our business see our corporate profile, the notes to our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations, all in our 2016 Annual Report.

Competition

        The property and casualty insurance industry and the reinsurance industry are both highly competitive, and we believe that they will remain highly competitive in the foreseeable future. Competition in our industry is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do. We also are aware that other financial institutions, such as banks, are now able to offer services similar to those offered by our insurance subsidiaries. In addition, in recent years we have seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products.

Cycles of Insurance

        Demand for insurance and reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products.

        The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, known as a soft insurance market, when companies may underprice business to gain market share. Such inadequate pricing reduces underwriting margins. When excess capital is removed from the industry, it leads to periods when shortages of underwriting capacity have permitted attractive premium levels. This is known as a hard insurance market. We expect to continue to experience the effects of this cyclicality.

        In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

Employees

        As at December 31, 2016, Fairfax (the holding company) had 34 employees and our subsidiaries had in aggregate approximately 31,100 full-time employees.

GENERAL DEVELOPMENT OF THE BUSINESS

        Over the past three completed financial years our total assets have increased from $36.1 billion as at December 31, 2014 to $43.4 billion as at December 31, 2016. Common shareholders' equity was $8.4 billion, $8.9 billion and $8.5 billion as at December 31, 2014, 2015 and 2016 respectively. For the year ended December 31, 2014, Fairfax had revenue of $10.0 billion and net earnings attributable to shareholders of Fairfax of $1.63 billion. For the year ended December 31, 2015, Fairfax had revenue of $9.6 billion and net earnings attributable to shareholders of Fairfax of $568 million. For the year ended December 31, 2016, Fairfax had revenue of $9.3 billion and net loss attributable to shareholders of Fairfax of $512.5 million.

        For a description of the recent developments of our company, see our Chairman's letter to shareholders in our 2016 Annual Report. For a description of our acquisitions and divestitures over the last three years, see Note 23 (Acquisitions and Divestitures) to our audited consolidated financial statements in our 2016 Annual Report. We have not filed a Form 51-102F4 — Business Acquisition Report in respect of any of our acquisitions. For a description of our capital transactions, see Note 16 (Total Equity) to our annual consolidated financial statements in our 2016 Annual Report. For a description of our debt profile, see Note 15 (Borrowings) to our audited consolidated financial statements in our 2016 Annual Report.

RISK FACTORS

        We have identified certain risks and uncertainties to which our business, operations and financial conditions are subject, which are described under "Issues and Risks" on pages 175-184 of our 2016 Annual Report. Additional risks and uncertainties not known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition. An explanation of our risk management approach can be found in Note 24 (Financial Risk Management) to our 2016 Annual Report.

DIVIDENDS

        We have declared the following dividends since 2014 on our subordinate voting shares and multiple voting shares (collectively, the "Equity Shares"):

  •
  On January 3, 2014, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2014.

  •
  On January 5, 2015, we declared a dividend of $10.00 per Equity Share, payable on January 27, 2015.

  •
  On January 5, 2016, we declared a dividend of $10.00 per Equity Share, payable on January 27, 2016.

  •
  On January 4, 2017, we declared a dividend of $10.00 per Equity Share, payable on January 26, 2017.

        The dividends were payable in U.S. dollars. Future dividends on our Equity Shares, if any, are expected to be paid in U.S. currency.

        Dividends of CDN$1.4375, CDN$1.1445 and CDN$1.1445 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2014, 2015 and 2016 respectively.

        Dividend payments on our Series D preferred shares commenced during 2015. Dividends of CDN$0.93768 and CDN$0.90972 were paid during each of 2015 and 2016, respectively.

        Dividends of CDN$1.1875, CDN$0.842515 and CDN$0.72752 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2014, 2015 and 2016, respectively.

        Dividend payments on our Series F preferred shares commenced during 2015. Dividends of CDN$0.49975 and CDN$0.66222 were paid during each of 2015 and 2016, respectively.

        Dividends of CDN$1.25, CDN$1.144875 and CDN$0.8295 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2014, 2015 and 2016, respectively.

        Dividend payments on our Series H preferred shares commenced during 2015. Dividends of CDN$0.18300 and CDN$0.76222 were paid during each of 2015 and 2016, respectively.

        Dividends of CDN$1.25, CDN$1.25 and CDN$0.927 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2014, 2015 and 2016, respectively.

        Dividend payments on our Series J preferred shares commenced during 2016. Dividends of CDN$0.8360 were paid to holders of our Series J preferred shares during 2016.

        Dividends of CDN$1.25 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2014, 2015 and 2016.

        Dividend payments on our Series M preferred shares commenced during 2015. Dividends of CDN$0.98091 and CDN$1.1875 were paid during 2015 and 2016, respectively.

        The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

CAPITAL STRUCTURE

General Description

        For a general description of our capital structure please see "Description of Subordinate Voting Shares and Preferred Shares" at pages 49-60 of our short form base shelf prospectus dated September 14, 2015 filed with the Canadian securities regulatory authorities and incorporated herein by reference.

        On February 1, 2010 we issued 8,000,000 Series E preferred shares. On February 26, 2010 we issued 563,381 subordinate voting shares. On July 28, 2010 we issued 10,000,000 Series G preferred shares. On October 5, 2010 we issued 12,000,000 Series I preferred shares. On March 21, 2012 we issued 9,500,000 Series K preferred shares. On November 15, 2013, we issued 1,000,000 subordinate voting shares. On December 31, 2014, holders representing 3,983,616 Series C preferred shares exercised their right to convert their Series C preferred shares into Series D preferred shares, on a one-for-one basis, with the result that 3,983,616 Series D preferred shares were issued. On March 3, 2015 we issued 1,150,000 subordinate voting shares and 9,200,000 Series M preferred shares. On March 31, 2015, holders representing 3,572,044 Series E preferred shares exercised their right to convert their Series E preferred shares into Series F preferred shares, on a one-for-one basis, with the result that 3,572,044 Series F preferred shares were issued. On April 10, 2015, in connection with the initial public offering of Cara, we issued an aggregate of 19,294 subordinate voting shares, on a private placement basis. On September 30, 2015, holders representing 2,567,048 Series G preferred shares exercised their right to convert their Series G preferred shares into Series H preferred shares, on a one-for-one basis, with the result that 2,567,048 Series H preferred shares were issued. On December 31, 2015, holders representing 1,534,447 Series I preferred shares exercised their right to convert their Series I preferred shares into Series J preferred shares, on a one-for-one basis, with the result that 1,534,447 Series J preferred shares were issued. On March 2, 2016 we issued 1,000,000 subordinate voting shares.

        For a general description of each series of our preferred shares see our prospectus supplements referenced below, each of which has been filed with the Canadian securities regulatory authorities and is incorporated herein by reference:

  •
  For the Series C preferred shares, see "Description of the Series C Shares" at pages S-11 to S-15 of our prospectus supplement dated September 29, 2009;

  •
  For the Series D preferred shares, see "Description of the Series D Shares" at pages S-15 to S-19 of our prospectus supplement dated September 29, 2009;

  •
  For the Series E preferred shares, see "Description of the Series E Shares" at pages S-11 to S-14 of our prospectus supplement dated January 25, 2010;

  •
  For the Series F preferred shares, see "Description of the Series F Shares" at pages S-15 to S-18 of our prospectus supplement dated January 25, 2010;

  •
  For the Series G preferred shares, see "Description of the Series G Shares" at pages S-12 to S-15 of our prospectus supplement dated July 21, 2010;

  •
  For the Series H preferred shares, see "Description of the Series H Shares" at pages S-16 to S-19 of our prospectus supplement dated July 21, 2010;

  •
  For the Series I preferred shares, see "Description of the Series I Shares" at pages S-12 to S-15 of our prospectus supplement dated September 28, 2010;

  •
  For the Series J preferred shares, see "Description of the Series J Shares" at pages S-15 to S-19 of our prospectus supplement dated September 28, 2010;

  •
  For the Series K preferred shares, see "Description of the Series K Shares" at pages S-13 to S-17 of our prospectus supplement dated March 14, 2012; and

  •
  For the Series M preferred shares, see "Description of the Series M Shares" at pages S-21 to S-25 of our prospectus supplement dated February 24, 2015.

        Our short form base shelf prospectus and supplementary prospectuses are available on SEDAR at www.sedar.com.

Ratings

Long Term Debt

        As of the date hereof, our senior, unsecured long term debt has been assigned a rating of BBB- with a stable outlook by Standard & Poor's Ratings Services ("S&P"). Moody's Investors Service ("Moody's") has assigned a Baa3 rating with a stable outlook on our senior unsecured long term debt. DBRS Limited ("DBRS") has assigned a BBB rating with a positive outlook on our senior unsecured long term debt. A.M. Best ("A.M. Best") has assigned a rating of bbb with a stable outlook on our senior unsecured long term debt.

        S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB- by S&P is the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories and is assigned to debt securities that may possess certain speculative elements and are subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        The DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is in the fourth highest category of ten categories and is assigned to debt that is considered to be of adequate credit quality. The capacity for payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category.

        A.M. Best credit ratings are on a long-term debt rating scale that ranges from aaa to c, which represents the range from highest to lowest quality of such securities rated. A rating of bbb is the fourth highest category of nine categories and is assigned to debt that is considered to be of adequate credit quality, however, the issue is more susceptible to changes in economic or other conditions. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

Preferred Shares

        Our preferred shares have been assigned the following ratings:

Series of Preferred Shares	S&P Rating	DBRS Rating	Moody's Rating		AM Best
Series C preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series D preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series E preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series F preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series G preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series H preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series I preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series J preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series K preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+
Series M preferred shares	P-3	Pfd-3	Ba2 (hyb	)	bb+

        S&P's preferred share rating scale is a current assessment of the creditworthiness of an obligor with respect to a specified preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale. The rating scale ranges from P-1(High) to D, which represents the range from highest to lowest quality of such securities rated. A rating of P-3 by S&P is the third highest of eight categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. The ratings from P-1 to P-3 may be modified by "high", "mid" and "low" grades which indicate relative standing within the major rating categories.

        The DBRS preferred share rating scale is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner. The "Pfd-3" rating is in the third highest category available from DBRS for preferred shares. The "positive" rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

        The "Ba" rating is the fifth highest of the nine categories used by Moody's for hybrid securities. The modifier "2" indicates that the obligation ranks in the middle of the "Ba" rating category. The "hyb" indicator signals the potential for ratings volatility due to less predictable exogenous (and often non-credit linked) factors such as regulatory and/or government intervention coupled with a hybrid's equity-like features.

        The "bb+" rating is the fifth highest category used by A.M. Best for hybrid securities and is assigned to issues with fair credit characteristics. The assignment of a plus (+) or minus (-) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

        These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to our debt and preferred shares by the rating agencies are not recommendations to purchase, hold or sell any security in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure. We have paid customary rating fees to S&P, Moody's, DBRS and A.M. Best in connection with the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by S&P and A.M. Best during the last two years.

MARKET FOR SECURITIES

Trading Price and Volume

        Our subordinate voting shares are listed for trading on the Toronto Stock Exchange (the "TSX") and trade in Canadian dollars under the symbol "FFH" and in U.S. dollars under the symbol "FFH.U". Our Series C preferred shares are listed on the TSX under the symbol "FFH.PR.C", our Series D preferred shares are listed on the TSX under the symbol "FFH.PR.D", our Series E preferred shares are listed on the TSX under the symbol "FFH.PR.E", our Series F preferred shares are listed on the TSX under the symbol "FFH.PR.F", our Series G preferred shares are listed on the TSX under the symbol "FFH.PR.G", our Series H preferred shares are listed on the TSX under the symbol "FFH.PR.H", our Series I preferred shares are listed on the TSX under the symbol "FFH.PR.I", our Series J preferred shares are listed on the TSX under the symbol "FFH.PR.J", our Series K preferred shares are listed on the TSX under the symbol "FFH.PR.K", and our Series M preferred shares are listed on the TSX under the symbol "FFH.PR.M". The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares and preferred shares on the TSX for the periods indicated:

Subordinate Voting Shares

Month	High	Low	Close	Trading Volume
January, 2016	721.31	646.03	721.31	564,063
February, 2016	780.13	705.00	715.29	818,893
March, 2016	728.99	686.93	727.07	774,488
April, 2016	736.54	669.00	672.50	490,184
May, 2016	692.80	637.17	673.87	555,916
June, 2016	695.83	640.00	695.83	742,846
July, 2016	718.00	673.00	700.01	436,292
August, 2016	746.69	696.89	742.22	567,095
September, 2016	774.90	729.45	768.72	696,222
October, 2016	777.45	683.60	686.95	512,268
November, 2016	707.65	587.51	638.32	1,245,654
December, 201	677.00	586.00	648.50	1,261,929

Series C Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	19.79	16.80	18.08	120,135
February, 2016	18.10	17.23	17.60	67,110
March, 2016	20.24	17.65	19.50	146,924
April, 2016	19.69	18.71	19.21	79,434
May, 2016	19.50	18.90	19.35	68,635
June, 2016	19.72	18.34	18.82	118,639
July, 2016	20.01	18.59	19.99	103,067
August, 2016	20.10	19.43	19.54	100,621
September, 2016	19.79	19.29	19.60	127,952
October, 2016	20.09	19.30	20.03	148,028
November, 2016	20.25	19.44	20.05	158,352
December, 2016	20.36	19.50	20.32	269,532

Series D Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	17.36	15.15	16.20	47,450
February, 2016	16.50	15.32	16.00	42,812
March, 2016	18.05	15.82	17.72	64,326
April, 2016	17.65	17.10	17.27	20,615
May, 2016	17.75	16.90	17.66	20,687
June, 2016	18.56	17.75	18.02	45,267
July, 2016	18.15	17.40	18.06	27,536
August, 2016	18.35	17.88	18.00	27,375
September, 2016	18.13	17.49	18.12	36,352
October, 2016	18.15	17.65	17.78	86,131
November, 2016	18.26	17.71	18.10	72,744
December, 2016	18.85	17.94	18.85	103,585

Series E Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	13.93	11.55	12.15	90,313
February, 2016	12.85	11.60	11.84	95,680
March, 2016	13.50	11.68	13.25	93,790
April, 2016	13.95	13.20	13.50	69,752
May, 2016	13.70	13.29	13.41	33,433
June, 2016	13.69	12.89	13.18	74,234
July, 2016	13.75	12.93	13.66	45,942
August, 2016	14.29	13.65	14.13	99,017
September, 2016	14.28	13.80	14.10	52,885
October, 2016	14.70	14.04	14.40	65,922
November, 2016	15.00	14.21	14.57	125,050
December, 2016	14.80	13.99	14.70	134,803

Series F Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	12.80	11.00	11.42	38,213
February, 2016	11.86	10.76	11.00	45,407
March, 2016	12.49	10.80	12.30	50,114
April, 2016	13.03	12.25	12.70	38,966
May, 2016	13.19	12.70	13.15	23,014
June, 2016	13.25	12.55	13.16	40,823
July, 2016	13.22	12.82	13.15	9,495
August, 2016	13.35	12.87	13.22	52,140
September, 2016	13.31	12.90	13.31	47,567
October, 2016	13.44	13.03	13.30	52,519
November, 2016	13.85	13.20	13.65	271,244
December, 2016	13.96	13.28	13.87	134,341

Series G Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	15.78	12.75	14.10	293,965
February, 2016	14.22	12.90	13.49	112,367
March, 2016	15.36	13.29	15.21	325,685
April, 2016	15.72	14.45	15.14	166,107
May, 2016	15.79	14.50	15.70	72,040
June, 2016	15.98	14.40	15.12	134,880
July, 2016	16.28	14.74	16.23	111,503
August, 2016	16.45	15.55	15.77	102,507
September, 2016	15.95	15.30	15.95	118,342
October, 2016	16.64	15.25	16.49	237,843
November, 2016	16.93	16.01	16.73	295,468
December, 2016	16.86	15.79	16.50	292,005

Series H Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	14.39	12.40	14.39	36,605
February, 2016	14.65	13.20	13.40	103,755
March, 2016	15.31	13.35	14.40	37,880
April, 2016	14.89	14.21	14.50	16,258
May, 2016	15.00	14.35	14.45	26,355
June, 2016	14.75	13.65	14.00	31,510
July, 2016	14.30	13.80	14.30	30,565
August, 2016	15.35	14.23	14.69	42,369
September, 2016	15.30	14.60	15.19	30,836
October, 2016	16.18	14.90	15.17	24,614
November, 2016	15.80	14.90	15.70	53,873
December, 2016	15.78	14.85	15.78	159,510

Series I Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	17.10	14.27	15.75	356,689
February, 2016	16.16	14.80	15.30	138,451
March, 2016	16.84	14.94	16.40	220,661
April, 2016	16.90	15.88	16.25	101,571
May, 2016	16.80	15.91	16.65	100,527
June, 2016	16.76	15.44	16.10	209,246
July, 2016	17.22	15.80	17.22	143,471
August, 2016	17.50	16.81	16.89	117,199
September, 2016	17.24	16.67	17.22	125,845
October, 2016	17.96	16.90	17.75	205,517
November, 2016	18.27	17.37	18.03	328,259
December, 2016	18.59	17.54	18.42	323,279

Series J Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	16.51	12.55	14.20	27,950
February, 2016	14.61	13.49	13.50	34,350
March, 2016	15.50	13.25	15.50	38,531
April, 2016	16.16	14.80	15.60	28,624
May, 2016	15.80	15.15	15.72	12,075
June, 2016	15.74	14.19	14.74	30,330
July, 2016	15.45	14.60	15.42	36,768
August, 2016	16.25	15.23	15.98	62,558
September, 2016	16.10	15.55	16.10	34,516
October, 2016	16.50	15.65	16.10	46,015
November, 2016	17.03	16.20	16.75	36,867
December, 2016	17.17	16.40	16.75	38,517

Series K Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	20.75	16.42	17.38	230,972
February, 2016	18.09	16.89	17.25	184,445
March, 2016	19.75	16.80	19.45	161,731
April, 2016	20.40	18.73	19.13	170,724
May, 2016	19.12	18.37	19.00	106,573
June, 2016	19.09	17.18	18.10	316,459
July, 2016	19.50	18.00	19.36	127,030
August, 2016	20.26	19.15	19.73	235,908
September, 2016	20.20	19.65	20.16	221,109
October, 2016	21.02	19.80	20.69	227,401
November, 2016	21.35	20.03	21.06	320,533
December, 2016	21.99	20.66	21.90	219,099

Series M Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2016	22.60	18.75	19.83	173,815
February, 2016	20.00	19.00	19.20	207,139
March, 2016	22.15	19.06	21.70	143,910
April, 2016	22.30	20.50	20.97	148,067
May, 2016	22.14	20.90	22.10	125,255
June, 2016	22.35	19.61	20.71	158,386
July, 2016	22.11	20.55	21.90	156,243
August, 2016	23.05	21.78	22.08	136,152
September, 2016	22.45	21.95	22.45	226,460
October, 2016	23.15	22.06	23.09	167,289
November, 2016	23.50	22.08	22.77	191,889
December, 2015	23.50	22.37	23.50	215,728

Prior Sales

        On March 22, 2016, we completed the sale of CDN$400 million aggregate principal amount of 4.50% senior notes due 2023 at an issue price of CDN$99.431 per CDN$100 principal amount of senior notes. On December 16, 2016, we completed the sale of CDN$450 million aggregate principal amount of 4.70% senior notes due 2026 at an issue price of CDN$996.69 per CDN$1000 principal amount of senior notes.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Directors

        Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and municipality of residence	Principal occupation during the last five years	Date first elected
Anthony F. Griffiths(a)(b)(c)(d) Toronto, Ontario	Independent Business Consultant and Corporate Director	2002
Robert J. Gunn(a)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
Alan D. Horn(a) Toronto, Ontario	President and Chief Executive Officer, Rogers Telecommunications Limited and Chairman of Rogers Communications Inc.	2008
John R.V. Palmer(b) Toronto, Ontario	Chairman of the Toronto Leadership Centre	2012
Timothy R. Price(a)(b) Toronto, Ontario	Chairman of Brookfield Funds, a division of Brookfield Asset Management Inc.	2010
Brandon W. Sweitzer(b)(c) New Canaan, Connecticut, U.S.A.	Dean, School of Risk Management, St. John's University	2004
Benjamin P. Watsa Toronto, Ontario	Partner and Portfolio Manager, Lissom Investment Management Inc.	2015
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer, Fairfax; Vice President, Hamblin Watsa Investment Counsel Ltd.	1985
Notes:

(a)
Member of the Audit Committee (Chair — Alan D. Horn)

(b)
Member of the Governance and Nominating Committee (Chair — Anthony F. Griffiths)

(c)
Member of the Compensation Committee (Chair — Anthony F. Griffiths)

(d)
Lead Director

Officers

Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
David Bonham Mississauga, Ontario	Vice President and Chief Financial Officer. Prior to August 2012, Vice President, Financial Reporting	Vice President and Chief Financial Officer
Peter Clarke Richmond Hill, Ontario	Vice President and Chief Risk Officer	Vice President and Chief Risk Officer
Jean Cloutier Toronto, Ontario	Vice President, International Operations	Vice President, International Operations
Bradley Martin Toronto, Ontario	Vice President, Strategic Investments. Prior to early 2012, Vice President, Chief Operating Officer and Corporate Secretary	Vice President, Strategic Investments

Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
Paul Rivett Toronto, Ontario	President; Chief Operating Officer, Hamblin Watsa Investment Counsel Ltd. From July 2012 to July 2013, Vice President, Operations of Fairfax. Prior thereto, Vice President and Chief Legal Officer of Fairfax	President
Eric Salsberg Toronto, Ontario	Vice President, Corporate Affairs and Corporate Secretary. Prior to early 2012, Vice President, Corporate Affairs	Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking Toronto, Ontario	Vice President and Treasurer	Vice President and Treasurer
John Varnell Caledon, Ontario	Vice President, Corporate Development. From June 2010 to August 2012, Vice President and Chief Financial Officer. Prior thereto, Chief Financial Officer of Northbridge Financial Corporation	Vice President, Corporate Development
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice President, Hamblin Watsa Investment Counsel Ltd.	Chairman and Chief Executive Officer

Directors and Officers — Ownership of Securities

        As at December 31, 2016, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 419,277 of our subordinate voting shares (1.9%) and 1,548,000 of our multiple voting shares (100%). As at such date, V. Prem Watsa, our Chairman and Chief Executive Officer, controlled shares representing 42.6% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.4% of the total votes attached to the subordinate voting shares). As of December 31, 2016, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 405,025 of the subordinate voting shares (0.5%) of Fairfax India. As of March 2, 2017, the closing date of the exercise of the over-allotment option of the initial public offering of subordinate voting shares of Fairfax Africa, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 105,000 of the subordinate voting shares (0.5%) of Fairfax Africa. As of December 31, 2016, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 31,280 of subordinate voting shares (0.1%) of Cara.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Griffiths was a director of PreMD Inc. from 1995 to February 2010, and, in connection with the voluntary delisting of that company's shares from the TSX, cease trade orders were issued in April 2009 requiring all trading in and all acquisitions of securities of that company to cease permanently due to that company's failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

        Mr. Griffiths and Mr. Rivett were directors of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the Companies Creditors' Arrangement Act (Canada) ("CCAA") and for relief under Chapter 11 of the United States Bankruptcy Code ("USBC") in the United States in April 2009. On December 9, 2010, that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States.

        Mr. Griffiths was a director of Jaguar Mining Inc. from May 2004 to June 2013. On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction. Trading of that company's common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014. On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company's plan of compromise and arrangement pursuant to the CCAA which was implemented effective April 22, 2014.

Conflicts of Interest

        Each of V. Prem Watsa, Alan D. Horn and Anthony F. Griffiths, each a Director (and, in the case of Mr. Watsa, a director of Hamblin Watsa) and a director of Fairfax India, will be required to disclose the nature and extent of his interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax India (or, in the case of Mr. Watsa, between Fairfax and Hamblin Watsa) or any of their affiliates or any other entity in which Messrs. Watsa, Horn or Griffiths, respectively, has an interest (unless the contract or transaction relates to his remuneration or an indemnity on liability insurance).

        Each of V. Prem Watsa and Paul C. Rivett, a Director and the President of Fairfax, respectively, and a director and/or officer of Hamblin Watsa, and each a director of Fairfax Africa, and Quinn McLean, a Vice President of Hamblin Watsa and a director of Fairfax Africa, will be required to disclose the nature and extent of his interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax Africa or between Fairfax and Hamblin Watsa, or any of their affiliates, or any other entity in which Messrs. Watsa, Rivett or McLean has an interest (unless the contract or transaction relates to his remuneration or an indemnity on liability insurance).

LEGAL PROCEEDINGS

        A description of the legal proceedings to which we are a party to during 2016 is included in Note 20 (Contingencies and Commitments) in our 2016 Annual Report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        During the three-year period ending December 31, 2016 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.

TRANSFER AGENTS AND REGISTRARS

        The transfer agent and registrar for our subordinate voting shares in Canada is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, and in the United States is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts, 02021. The transfer agent and registrar for our Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares, Series H preferred shares, Series I preferred shares, Series J preferred shares, Series K preferred shares and Series M preferred shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

        There are no contracts which are material to Fairfax, on a consolidated basis.

INTERESTS OF EXPERTS

        Our independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants who has issued an independent auditor's report dated March 10, 2017 in respect of Fairfax's consolidated financial statements as at December 31, 2016 and 2015 and for the two years ended December 31, 2016 and Fairfax's internal control over financial reporting as at December 31, 2016.

PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

AUDIT COMMITTEE

        A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are Alan D. Horn (Chair), Anthony F. Griffiths, Robert J. Gunn and Timothy R. Price. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in Multilateral Instrument 52-110 — Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 10, 2017 under the heading "Audit Committee".

        Accountant fees payable for the years ended December 31, 2016 and December 31, 2015 to our external auditor, PricewaterhouseCoopers LLP, and its affiliates by us and our subsidiaries were CDN$29.6 million and CDN$26.4 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2016 and 2015 are detailed below.

	Year ended December 31, 2016	Year ended December 31, 2015
	(CDN $ millions)	(CDN $ millions)
Audit fees	$25.9	$23.2
Audit-related fees	0.9	0.7
Tax fees	1.8	0.8
All other fees	1.0	1.7

Total	$29.6	$26.4

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents and assistance with review of documents filed with regulatory authorities.

Audit-Related Fees

        Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, and assurance services that are not required by statute or regulation and special actuarial reviews.

Tax Fees

        Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax and Value Added Tax).

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of consulting fees related to internal reorganizations, due diligence, assistance with respect to regulatory compliance matters and French translation of our continuous disclosure documents.

ADDITIONAL INFORMATION

        Additional information about our company may be found on SEDAR at www.sedar.com.

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 10, 2017. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2016 and in pages 2-3 and 4-27 of our 2016 Annual Report.

 Schedule A

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors on February 17, 2005, except the Addition of Paragraph 21 of Section 4 was
Approved by the Board of Directors on May 30, 2014

 FAIRFAX FINANCIAL HOLDINGS LIMITED
AUDIT COMMITTEE CHARTER

1.     Statement of Purpose

        The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.

        The Committee is responsible for assisting with the Board's oversight of (1) the quality and integrity of Fairfax's financial statements and related disclosure, (2) Fairfax's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).

2.     Committee Membership

    Members

        The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.

    Chair

        The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.

    Qualifications

        All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.

    Ex Officio Members and Management Attendance

        The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.

3.     Committee Operations

    Frequency of Meetings

        The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.

    Agenda and Reporting to the Board

        The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.

    Secretary

        The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

    Minutes

        The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.

    Quorum

        A quorum at any meeting will be a simple majority.

    Procedure

        The procedure at meetings will be determined by the Committee.

    Transaction of Business

        The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.

    Absence of Chair

        In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.

    Exercise of Power Between Meetings

        Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.

4.     Committee Duties and Responsibilities

        The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

  Independent Auditor's Qualifications and Independence

1.
The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

2.
The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.

3.
The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee's responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.
The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor's independence, all relationships between the independent auditor and Fairfax and the independent auditor's objectivity and independence in accordance with the rules, policies and standards applicable to auditors.

5.
After reviewing the report referred to above and the independent auditor's performance throughout the year, the Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax's internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.

6.
The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.

7.
The Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

8.
The Committee will establish hiring policies for employees and former employees of its independent auditor.

  Financial Statements and Financial Review

9.
The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all news releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review policies with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts, and review that information prior to its release.

10.
The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

11.
The Committee will oversee management's design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

12.
The Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including critical accounting principles and practices used and any significant changes to Fairfax's selection or application of accounting principles, and major issues as to the adequacy of Fairfax's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non-GAAP information).

13.
The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.

14.
The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax's financial statements.

15.
The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax's subsidiaries will consult with the Committee, or in the case of Fairfax's publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.

16.
The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax's major financial risk exposures and the steps management has taken to monitor and control such exposures.

17.
The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.

18.
The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax's financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

  Additional Oversight

19.
The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee "hotline" for making anonymous submissions.

20.
The Committee will annually review the expenses of the CEO and the CFO.

21.
The Committee will participate in the oversight of Fairfax's insurance subsidiaries that are subject to the NAIC Model Audit Rules, as adopted by the respective insurers' states of domicile, including through its interaction with their designated audit committees. If material weaknesses or significant deficiencies in internal control and/or significant solvency concerns are identified in such a subsidiary, at thresholds appropriate for the subsidiary, regardless of their materiality at the consolidated Fairfax level, the Committee will be involved in addressing these issues and will oversee their remediation. If any additional review and oversight responsibilities not included above are required to be performed by independent committees of the boards of directors of Fairfax's insurance subsidiaries under state laws and regulations applicable to such insurers in their states or provinces of domicile were such insurers not part of Fairfax, and if any such subsidiary or its designated audit committee notifies the Committee of such required performance, then regardless of the materiality of the subject matter involved at the consolidated Fairfax level, the Committee will perform such additional review and oversight responsibilities.

5.     Access to Advisors

        The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.     The Committee Chair

        In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.

7.     Committee Evaluation

        The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.

QuickLinks

  Exhibit 99.1
FAIRFAX FINANCIAL HOLDINGS LIMITED — 2016 ANNUAL INFORMATION FORM TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE
Schedule A FAIRFAX FINANCIAL HOLDINGS LIMITED AUDIT COMMITTEE CHARTER Approved by the Board of Directors on February 17, 2005, except the Addition of Paragraph 21 of Section 4 was Approved by the Board of Directors on May 30, 2014
FAIRFAX FINANCIAL HOLDINGS LIMITED AUDIT COMMITTEE CHARTER